

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2013

Via E-mail
Mr. Jeffrey C. Smith
Chief Executive Officer and Chief Investment Officer
Starboard Value and Opportunity Master Fund Ltd
599 Lexington Avenue, 19th Floor
New York, New York 10022

> **Re: DSP Group, Inc.**
> **Definitive Additional Solicitation Materials**
> **Filed on May 24, 2013 by Starboard Value and Opportunity Master**
> **Fund Ltd et al.**
> **File No. 001-35256**

Dear Mr. Smith:

We have reviewed your filing and have the following comments.

Page 4

1. Please provide support for all elements of the statement that Mr. Traub and Mr. Lacey refused to sign the company's Form 10-K due to the company's insistence on including false and misleading statements about them in its disclosure despite their specific objections.

Page 3

2. We note your response to prior comment 2, and that you have renewed your statement that Mr. Mann, certain directors, and outside legal counsel "made decisions" regarding the company's ongoing relationship with CEVA. We reissue the comment. Please provide support for the assertion that these persons made decisions with respect to this relationship, or advise how you plan to address this in your filings.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Andrew M. Freedman, Esq.
        Olshan Frome Wolosky LLP